

December 6, 2010

<u>Via U.S. Mail and Facsimile to 917-591-8839</u>

Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re:** **China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr.Yue:

We have reviewed your filing and have the following comments. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1.   Disclose the founders of Jaguar Acquisition Corporation ("Jaguar"), the PRC nationality of those individuals, if any, and the application, if any, of PRC regulations relating to the establishment of offshore SPVs by PRC residents, then and now. We note that these regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Disclose how, if at all, these regulations apply to your shareholders who are PRC residents. We note that SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising

and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and the Notice of the General Affairs Department of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 106, issued on May 29, 2007.

2.   Disclose whether HZNT is a wholly foreign-owned enterprise, provide an English translation of its business license, on a supplemental basis, and disclose, all applicable PRC rules and regulations pertaining to its business status, including, but not limited to, any requirement to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Disclose its current registered capital and indicate whether the allocations it has made to such fund to date comply with the applicable PRC laws and regulations. To the extent it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

3.   Disclose all obligations to register shares or options under PRC rules and regulations Mr. Ng and Mr. Pu Yue and his spouse, or any other individual, including but not limited to all officers, directors and shareholders in your company, subsidiaries and other affiliates, may have and whether they have complied with these obligations.

4.   Disclose the nationality of Mr. Ng, his residency days in the PRC and any PRC regulatory registration requirements he may have. We note that Mr. Ng has a New York address in the beneficial ownership table, and further that SAFE Circular No. 106 defines individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC.

Item 3. Key Information, page 5

Risk Factors, page 9

5.   Here and throughout this document, in order to provide greater balance, include additional disclosure to address your inherent risks in ownership through "effective control," based upon contract rather than equity.

6.   Please expand your disclosure here to address whether you have created any incentives (financial, contractual or otherwise), to encourage Mr. Pu Yue and Ms. Liang Yuejing to act in the best interests of your company and to renew the agreements that provide you with effective control over JYNT. We note that there have been several other public companies doing business in China with a similar corporate and ownership structure. In

including this risk factor consider whether, to your knowledge, such entities have encountered conflicts of interests with respect to their respective shareholders.

"Our officers and directors may allocate their time to other businesses…." Page 11

7.   Revise this risk factor to list the other officers and their other business activities you reference herein. Further, reconcile whether or not Mr. Pu Yue serves as CEO and a director of China Broadband as disclosed on page 42, or a new CEO was appointed by China Broadband as disclosed on page 49.

8.   In a prominent manner, in a separate risk factor, please make it clear that Mr. Pu Yue, your CEO and 95% owner of the PRC operating affiliate will remain Vice Chairman and a member of the board of directors of China Broadband, as disclosed on page 49. In this new risk factor disclose all titles held and functions performed by Mr. Pu Yue outside China Cablecom. We note for example your disclosure on page 49 that "[t]he amendment to Mr. Pu Yue's employment agreement provides that when China Broadband hires a new Chief Financial Officer and Principal Financial Officer, Mr. Pu Yue's work requirements for China Broadband shall be appropriately reduced. . . . ." Further, update this disclosure regarding the status of China Broadband's employment of a new CFO and Principal Financial Officer.

Risks Related to our Corporate Structure, page 14

"We rely exercise voting and economic control…" page 14

9.   Expand your risk factor to address the term and termination provisions of the relevant contractual arrangements. In addition, include additional analysis regarding why these contractual arrangements may not be as effective in providing you with control as direct ownership would be. For example, address how direct ownership would allow you to exercise rights as a shareholder to effect change in the board of directors of the company.

10.   Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements.

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, page 31

11.   Please revise your organizational tree so that it is large enough to be legible, including footnotes.

12.   Please explain within this section who is included in the "Trustees 1" box, whether it is a legal entity and it's status under PRC law. Further, tell us the business purpose of the contractual arrangements going through "Trustees 1," as opposed to, for example, HZNT to JYNT.

13.   Further, explain the business, tax and regulatory purpose of the Hong Kong entity.

14.   We note that each shareholder of JYNT has pledged all of its respective equity interests in JYNT to HZNT to secure the payment obligations of JYNT under certain contractual arrangements between JYNT and HKZ and HZNT and JYNT. Please describe all certain contractual arrangements and confirm that these pledges were duly created and are currently effective, including duly registered ith the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

15.   Further, include a risk factor, if true, that if Mr. Pu Yue or his wife, Liang Yuejing, as shareholders of JYNT, breach their obligations under the contractual arrangements, you may be unable to successfully enforce the pledges. You should include risk factor disclosure, as applicable, that all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures and that the legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over your JYNT.

16.   Further, include risk factor disclosure, if true, that any failure by JYNT or its shareholders to perform their obligations under your contractual arrangements with them may have a material adverse effect on your business. You should include any relevant discussion that they may fail to take certain actions required for your business or follow your instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with you, you may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Item 5. Operating and Financial Review and Prospects, page 34

Liquidity and Capital Resources, page 37

17.   Note 3 to the Consolidated Financial Statements shows that your auditors doubt your ability to continue as a going concern. Please incorporate this disclosure into your discussion of the company's Liquidity and Capital Resources and other relevant parts of your filing such as the Risk Factors.

Settlement with China Broadband, page 48

18.   Expand this disclosure to provide background to the allegations, including Messrs. Ng's and Pu Yue's relationship with those at China Broadband, including related party status to this company, if any, their positions held at the company, the basis for the allegations, etc.

19.   Expand your disclosure within the first bullet to explain the meaning of your statement that "Mr. Ng's revised employment agreement contains an express provision permitting Mr. Ng to resign from China Broadband in the event an acquisition arises that involves our business, which is how Mr. Ng currently intends to handle opportunities in the future that could create a situation similar to that which led to the settlement agreement." In addition to that explanation, discuss in detail the implications for any actions encompassed within that statement for the company.

20.   Expand your disclosure to explain your statement that "in the event future acquisitions in the PRC are offered to us rather that China Broadband" Mr. Ng's continuing relationship with China Broadband could lead to future claims of violations of his duties to that company. Explain from whom such acquisitions might be offered, to whom and how such potential offers could trigger potential liability and other implications to you.

Item 10. Additional Information, page 57

21.   We note you have offshore and onshore loan agreements that were made in June and July 2008. We also note your discussion of these agreements in your risk factor at the top of page 13 and Note 25 to the Consolidated Financial Statements. Disclose the business purpose of these loans and why you entered into these loans. In this regard, we note your offshore loans to Rich Dynamic Limited helped it acquire 60% of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. Please explain how Rich Dynamic's acquisition of Chengdu promoted your business and explain the relationship between your company and Rich Dynamic. Also, disclose whether Rich Dynamic's share pledge agreement was required to be registered with the relevant local branch of the SAIC.

        Further, it appears a shareholder of Chengdu extended two onshore loans to JYNT for about RMB 254 million as repayment of the onshore loans. Disclose the shareholder as Dong Wanling, as disclosed at the bottom of page 57 and revise your filing to identify him throughout. Further, explain his affiliation to you.

        In addition, detail all of the SAFE regulations that apply to these onshore and offshore loan agreements and how you complied with these regulations. We also note your disclosure at the top of page 13 that SAFE may deem the loan arrangements to be illegal.

>   Please explain why SAFE may make such a determination, outlining the specific
>   regulations or rules you may have violated and how such violation may have occurred.

Operating Lease Committments, page F-29

22.   Define your use of "the Group" here and on F-31.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 67

23.   We note that you conduct substantially all of your operations within China. In order to
enhance our understanding of how you prepare your financial statements and assess your
internal control over financial reporting, we ask that you provide us with information that
will help us answer the following questions.

    a. How do you evaluate and assess internal control over financial reporting?
        i. In connection with your process to determine whether your internal
            control over financial reporting was effective, please describe whether and
            how you considered controls to address financial reporting risks that are
            relevant to your operations in China.
        ii. If you have an internal audit function, please describe it and explain how,
            if at all, that function impacted your evaluation of your internal control
            over financial reporting.

    b. How do you maintain your books and records and prepare your financial
        statements?
        i. If you maintain your books and records in accordance with U.S. GAAP,
            describe the controls you maintain to ensure that the activities you conduct
            and the transactions you consummate are recorded in accordance with
            U.S. GAAP.
        ii. If you do not maintain your books and records in accordance with U.S.
            GAAP, tell us what basis of accounting you use and describe the process
            you go through to convert your books and records to U.S. GAAP for SEC
            reporting. Describe the controls you maintain to ensure that you have
            made all necessary and appropriate adjustments in your conversions and
            disclosures.

    c. What is the background of the people involved in your financial reporting?
        i. We would like to understand more about the background of the people
            who are primarily responsible for preparing and supervising the
            preparation of your financial statements and evaluating the effectiveness
            of your internal control over financial reporting and their knowledge of

U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ii. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

iii. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection

           with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    d.   We note you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

24.   Please revise and identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. The framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. See Item 308T (a)(2) of S-K

Note 4. Recent Changes in Accounting Standards, page F-18

25.   We note that voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. ("JYNT") is pursuant to contractual agreements. In light of the changes in how a company determines whether an entity should be consolidated under ASU 2009-17, please explain to us, in detail, how you analyzed ASU 2009-17 and tell us what you expect the impact of this pronouncement will be on the consolidated financial position and results of operations.

Note 10. Intangible Assets, net, page F-23

26.   It appears that the Company's net book value exceeds its market capitalization, suggesting that goodwill may be impaired. Please refer to the guidance in ASC Subtopic 350-20 and tell us when you tested goodwill for impairment and explain to us, in detail, the basis for your conclusion that goodwill was not impaired. Address in your response the consideration you gave to the significant operating losses incurred over the past two fiscal years and identify and explain to us any factually supportable mitigating factors considered by management in its impairment analysis.

Note 14. Note Payable – Non-controlling Interest, page F-25

27.   We note that short-term portion of the Binzhou SOE and Hubei SOE notes payable are interest free and the long-term portions do not appear to bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:B and 5:T for guidance. See also ASC Topic 835-30.

Note 20. Stockholders' Equity, page F-29

28. In regards to your Series A and B convertible preferred shares, please describe pertinent rights and privileges of the various outstanding securities such as, dividend and liquidation preferences, participation rights, conversion or exercise prices or rates, and unusual voting rights. See Regulation S-X, Rule 4-08(d).

29. Please describe how you determined that the Series A and B convertible preferred shares and their embedded conversion features, if any, should be classified as equity versus debt. Please also tell us how you determined the fair value measurement of the Series A and B convertible preferred shares.

Note 23. Segment Reporting, page F-29

30. We note on page 9 that the "networks comprising the operations of Binzhou Broadcasting and Hubei Chutian have historically been operated independently." Using the guidance in paragraph ASC Topic 280-10-50-1, please tell us whether your chief operating decision maker reviews revenues and costs on a more discrete level, for example, by network operations. Please describe for us the discrete financial information reviewed by your chief operating decision maker when assessing the company's financial performance. If you have aggregated operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in ASC Topic 280-10-50-11, including the requirement that the segments have similar economic characteristics.

Other

31. Please include parent only financial statements pursuant Rule 5-04 of Regulation S-X, disclose the reasons why these financial statements were required to be presented and expand on the nature of the restrictions on your Chinese operating subsidiaries, or advise. In addition, please quantify the amount of the restricted net assets, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-33361 if you have questions regarding comments on the financial statements and related matters. Please contact, Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director